FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations
may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Powell James C.	SurModics, Inc. (SRDX)	to Issuer (Check all applicable)

(Last) (First) (Middle)		Director 10% Owner

Officer (give title below)
	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	Other (specify below)

9924 West 74th Street		President
(Street)

	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Eden Prairie MN 55344		(Check applicable line)
(City) (State) (Zip)		Form Filed by One Reporting Person

	5. If Amendment, Date of Original (Month/Year)	Form Filed by More than One Reporting Person

April 2002

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A) or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Common Stock	12/15/00	G		200	D	None

Common Stock	1/1/01	G		550	D	None

Common Stock	11/28/01	G	V	100	D	None

Common Stock	4/19/02	M		30,200	A	$2.50

Common Stock	4/19/02	S		30,200	D	$44.309

Common Stock	4/22/02	M		1,700	A	$2.50

Common Stock	4/22/02	S		1,700	D	$44.00

Common Stock	4/24/02	M		23,300	A	$2.50

Common Stock	4/24/02	S		23,300	D	$41.129

Common Stock

Common Stock

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

90,225*	D

26,000	I	By IRA

500	I	By Spouse

*Includes 114 shares acquired since last report under Issuer's Employee Stock Purchase Plan

FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities
Acquired (A) or
4. Transaction	Disposed of (D)
Code	(Instr. 3, 4,
2. Conversion or	(Instr. 8)	and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Employee Stock Option (Right to Buy)	$2.50	4/19/02	M	30,200

Employee Stock Option (Right to Buy)	$2.50	4/22/02	M	1,700

Employee Stock Option (Right to Buy)	$2.50	4/24/02	M	23,300

Employee Stock Option (Right to Buy)	$3.875	Previously Reported

Employee Stock Option (Right to Buy)	$8.0625	Previously Reported

Employee Stock Option (Right to Buy)	$25.094	Previously Reported

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

(1)	9/18/02	Common Stock	92,000	None

(1)	9/18/02	Common Stock	92,000	None

(1)	9/18/02	Common Stock	92,000	None

(2)	9/21/05	Common Stock	20,000	None

(3)	9/20/06	Common Stock	30,000	None

(4)	9/18/07	Common Stock	20,000	None

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Securities	Indirect
Owned at End	Beneficially	Beneficial
of Month	owned at end of month	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

0	D

20,000	D

30,000	D

20,000	D

      Explanation of Responses:

(1)	Exercisable in annual increments of 18,400 shares each commencing 9/18/97.
(2)	Exercisable in annual increments of 4,000 shares each commencing 9/21/99.
(3)	Exercisable in annual increments of 6,000 shares each commencing 9/20/00.
(4)	Exercisable in annual increments of 4,000 shares each commencing 9/18/01.

/s/ James C. Powell	July 12, 2002
**Signature of Reporting Person	Date

      **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
      Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)